SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6 )*

                             Scholastic Corporation
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   807066105
                                   ---------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

CUSIP No. 807066105                    13G                           Page 2 of 6
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard Robinson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       3,130,714*
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          2,955,076*
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             3,130,714*
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       2,955,076*
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,085,790*

    * reflects the 2 for 1 stock split distributed on January 16, 2001 to shareholders of record on December 29, 2000.
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |X|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    17.08%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 3 of 6 Pages

Note: The share figures in this report have been adjusted to reflect the 2 for 1 stock split distributed on January 16, 2001 to shareholders of record on December 29, 2000.

Item 1.

      (a)   Name of Issuer

            Scholastic Corporation

      (b)   Address of Issuer's Principal Executive Offices

            555 Broadway
            New York, New York 10012

Item 2.

      (a)   Name of Person Filing

            Richard Robinson

      (b)   Address of Principal Business Office or, if none, Residence

            47 Woodside Avenue
            Westport, CT  06880

      (c)   Citizenship

            United States

      (d)   Title of Class of Securities

            Common Stock, par value $.01 per share

      (e)   CUSIP Number

            807066105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership (at December 31, 2000)

      (a)   Amount Beneficially Owned

            6,085,790

            (see Note to Item 4(a))

                                                               Page 4 of 6 Pages


Note to
Item 4(A): Includes (A) 890,904 shares of Common Stock which are receivable upon conversion of 890,904 shares of Class A Stock, par value $.01 per share, owned by Richard Robinson and (B) 149,094 shares of Common Stock owned by the Richard Robinson and Helen Benham Charitable Fund as to which Mr. Robinson disclaims beneficial ownership. Also includes shares owned by (C) the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share, and (D) the Trust under the Will of Florence L. Robinson (the "Florence L. Robinson Trust"), as follows: (i) 350,000 shares of Common Stock and
            (ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. Richard Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice
            R. Robinson Trust, and Richard Robinson and Mary Sue Robinson Morrill are trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Florence L. Robinson Trust. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Also includes (E) 7,594 shares of Common Stock for which Mr. Robinson is custodian under a separate custodial account for one of his sons, (F) 19,974 shares of Common Stock with respect to which Mr. Robinson had voting rights at December 31, 2000 under the Scholastic 401(k) Savings and Retirement Plan, and (G) stock options issued to Mr. Robinson under which he has the right to acquire up to 764,152 shares of Common Stock. Does not include 297,732 shares of Common Stock beneficially owned by Helen V. Benham, the wife of Richard Robinson, as to which Mr. Robinson disclaims beneficial ownership.

      (b)   Percent of Class

            17.08%

      (c)   Number of shares as to which such person has:

            i)    sole power to vote or to direct the vote

                        2,955,076

            ii)   shared power to vote or to direct the vote

                        3,130,714 (see Note to Item 4(a))

                                                               Page 5 of 6 Pages


            iii)  sole power to dispose or to direct the disposition of

                        2,955,076

            iv)   shared power to dispose or to direct the disposition of

                        3,310,714 (see Note to Item 4(a))

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Each of the Richard Robinson and Helen Benham Charitable Fund, the Maurice R. Robinson Trust and the Florence L. Robinson Trust has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a) as being owned by it. In addition, the right to receive dividends from, or the proceeds from the sale of, 7,594 shares of Common Stock accrues to Richard Robinson in his capacity as custodian under a separate custodial account for one of his sons.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable.

                                                               Page 6 of 6 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 14, 2001
                                                  ------------------------------
                                                            Date


                                                  /s/Richard Robinson
                                                  ------------------------------
                                                          Signature

                                                  Richard Robinson
                                                  ------------------------------
                                                          Name/Title